Chapman and Cutler LLP                                   111 West Monroe Street
                                                       Chicago, Illinois  60603

                                 July 11, 2012

Mr. Vincent J. DiStefano
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549


           Re:                      FT 3647
                  Structured Portfolio Plan Defined Portfolio,
                              July 2012 Series
                                  (the "Fund")
                              File No. 333-181960

Dear Mr. DiStefano:

This letter is in response to the comments that you raised during our telephone conversation on July 6, 2012 regarding the amended registration statement on Form S-6 for FT 3647, as filed on June 7, 2012 with the Securities and Exchange Commission (the "Commission"). The registration statement offers the Structured Portfolio Plan Defined Portfolio, July 2012 Series (the "Trust"). This letter serves to respond to your comments.

     1. IN THE SECTION ENTITLED "THE STRATEGY" ON PAGE 12 OF THE PROSPECTUS, PLEASE REMOVE THE SENTENCE THAT READS "WHILE PAST PERFORMANCE IS NO GUARANTEE OF THE FUTURE, COMERICA BELIEVES IT REMAINS A GOOD RESOURCE FOR MAKING INFERENCES AS TO WHAT MAY LIE AHEAD."

         Response:  We have revised the prospectus accordingly.

     2.  IN  THE  TABLE  OF RETURNS ON PAGE 16 OF THE PROSPECTUS,
PLEASE   INCLUDE   A   FOOTNOTE  CONTAINING  THE  SOURCE  OF  THE
HYPOTHETICAL STRATEGY TOTAL RETURNS.

     Response: We have added a footnote 3 to disclose the source of the Hypothetical Strategy Total Returns.

     We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact the undersigned at (312) 845-3017.

                               Very truly yours,

                               CHAPMAN AND CUTLER LLP


                               By  /s/ Brian Free
                                  -----------------
                                    Brian Free

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